Exhibit 21.1
Subsidiaries of Encore Energy Partners LP as of February 22, 2010

State or other Jurisdiction of
Name of Subsidiary	Incorporation or Organization

Encore Energy Partners Operating LLC	Delaware

Encore Energy Partners Finance Corporation	Delaware

Encore Clear Fork Pipeline LLC	Delaware